Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

Ariel Investment Trust
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

April 4, 2011

VIA EDGAR TRANSMISSION

Ms. Cindy Rose
U.S. Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C.  20549

RE:
ARIEL INVESTMENT TRUST (the “Trust”)
Securities Act Registration No: 033-07699
Investment Company Act Registration No: 811-4786
Ariel Fund (S000005024)
Ariel Appreciation Fund (S000005025)
Ariel Focus Fund (S000005026)

Dear Ms. Rose:

This correspondence is being filed in response to oral comments and suggestions made by the Staff of the U.S. Securities and Exchange Commission (the “Commission” or the “Staff”) to U.S. Bancorp Fund Services, LLC, on behalf of Ariel Investment Trust (the “Trust”) and each of its series, Ariel Fund, Ariel Appreciation Fund and Ariel Focus Fund (each a “Fund” and together, the “Funds”) on April 1, 2011, regarding the Trust’s annual report for management companies filed on Form N-SAR (the “Annual Report”), pursuant to Section 30 of the Investment Company Act of 1940, as amended, and the rules thereunder, and Sections 13 and 15(d) of the Securities and Exchange Act of 1933, as amended, on November 23, 2010.

In connection with this response to the comments made by the Staff, the Trust, on behalf of the Funds, hereby states the following:

(1)	The Trust is responsible for the adequacy and accuracy of the disclosures in this filing;

(2)	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with respect to this filing;

(3)
The action of the Commission or the Staff acting pursuant to delegated authority, in declaring the filing effective does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(4)	The Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by the Trust’s responses.

Staff Comment:  Sub-Item 77B to Form N-SAR requires a management investment company to furnish a report of its independent public accountant on the company’s system of internal accounting controls.  The Staff notes the report filed with the Trust’s Annual Report is an audit report rather than the required internal control report.

Response: The Trust responds by undertaking to file an amended Form N-SAR and furnish the correct report of its independent public accountant on the Trust’s system of internal accounting controls.

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If you have any questions regarding the enclosed, please do not hesitate to contact the undersigned at (414) 765-6620.

Very truly yours,

/s/ Alia Mendez
Alia Mendez, Esq.
For U.S. Bancorp Fund Services, LLC